August 29, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Facsimile Number: (202) 772-9368

Attention: Mr. Andrew Blume

Re:	Mattress Firm Holding Corp.
Form 10-K for the Fiscal Year Ended January 29, 2013
Filed April 1, 2013
Form 10-Q for the Period Ended April 30, 2013
Filed June 6, 2013
File No. 001-35354

Ladies and Gentlemen:

On behalf of Mattress Firm Holding Corp. (the “Company”), I hereby submit the Company’s response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter to Mr. Jim R. Black dated August 13, 2013, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 29, 2013 filed with the Commission via the Commission’s EDGAR system on April 1, 2013 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2013 filed with the Commission via the Commission’s EDGAR system on June 6, 2013 (the “Form 10-Q”).

For your convenience, our responses below are preceded by the text of the Staff’s comments.

Form 10-K for the Fiscal Year Ended January 29, 2013

Risk Factors, page 15

1.                                                              We note your disclosure on page 19 that you offer financing to consumers through third party consumer finance companies.  If you receive commissions or fees from the finance companies related to these referrals, please quantify for us the amounts of these fees recognized in the financial statements presented.  To the extent material, quantify these amounts in your financial statements and disclose your accounting policy for income recognition.

Response:                We do not receive commissions or fees from any third party consumer finance companies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Use of Estimates, page 51

Goodwill and Indefinite-Lived Intangible Assets, page 54

2.                                                              We note your disclosure that the fair values of the “majority” of your reporting units were substantially in excess of the related carrying values during your most recent goodwill impairment test.  Please confirm our assumption that you performed a quantitative evaluation of goodwill impairment for each reporting unit.  Additionally, please provide the following disclosures for each reporting unit that was allocated a material amount of goodwill and did not have a fair value substantially in excess of carrying value:

•                  Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  Amount of goodwill allocated to the reporting unit;

•                  Description of the methods and key assumptions used and how the key assumptions were determined;

•                  Discussion of the degree of uncertainty associated with key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:     We did not perform a quantitative evaluation of each reporting unit.  In evaluating goodwill impairment, the Company first assesses qualitative factors under the provisions of ASC 350-20-35-3 to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, including allocated goodwill (i.e., “Step 0”).  The results of the Step 0 analysis performed in connection with the annual goodwill impairment evaluation during the Company’s Fiscal 2012 (ended January 29, 2013) indicated that it was more likely than not that the fair value of three reporting units, with an aggregate amount of allocated goodwill of $40.5 million, were less than their respective carrying values.  The Company then performed the Step 1 test of goodwill impairment under the provisions of ASC 350-20-35-4 through 350-20-35-8A for the three reporting units.  In conducting the Step 1 test, the Company obtained third party valuations of the three reporting units.  Upon completing the Step 1 test, it was determined that the fair values of each of the three reporting units were substantially in excess of their respective carrying values.  The disclosure included at page 54 of our Annual Report on Form 10-K for Fiscal 2012, which reads “The fair values of the majority of our reporting units, as determined by an allocation of total enterprise value to the reporting units based on a rationale and consistent methodology, were substantially in excess of the related carrying values in the most recent impairment test performed as of the end of the fourth quarter of fiscal 2012” was inadvertent and, in retrospect, would have been more appropriate if worded “The fair values of all of our reporting units for which a quantitative evaluation of goodwill impairment was performed were substantially in excess of the related carrying values in the most recent impairment test performed as of the end of the fourth quarter of fiscal 2012”.  The Company considered and concluded that the additional disclosures set forth in 9510.3 of the “Division of Corporation Finance — Financial Reporting Manual” are not applicable.  We will carefully consider the appropriateness of our disclosures of the annual goodwill impairment test policy and results in future filings.

Consolidated Financial Statements, page 62

Note 1.  Business and Summary of Significant Accounting Policies, page 69

Vendor Incentives, page 72

3.                                                              We note that you receive cash funds from certain vendors upon the opening of a new store and recognize the amounts as a pro-rata reduction of cost of sales over 36 months.  Please tell us in greater detail how you apply your “pro-rata reduction” to cost of sales, such as through an illustrative example, and clarify how you determined a 36 month recognition period was appropriate.

Response:     The Company receives funds for each incremental new store (“new store funds”) under the terms of supply agreements with certain suppliers of nationally recognized branded mattress products.  These suppliers provide new store funds to incentivize the Company to increase the number of stores in which the suppliers’ products are sold in a manner that is conceptually similar to “slotting fees”.  Each of the supply agreements includes requirements that the Company purchase a cumulative dollar amount of the supplier’s products and, in some cases, to present a minimum number of the supplier’s products in each of the Company’s stores.  The cumulative purchase requirement is measured at the Company level and is not assessed against individual stores.

The Company’s accounting policy is to recognize the new store funds as a reduction of costs of goods sold under a systematic and rational allocation since the new store funds do not include any of the characteristics set forth in ASC 605-50-45-13 and are therefore presumed to be a reduction of the prices of the suppliers’ products.  The Company considered the following factors in determining that recognition over a 36 month period is appropriate.

1.                                      The Company has performance conditions under the supply agreements that extend into future periods.  The Company believes that the extension or replacement of each of these supply agreements is probable upon conclusion of the contract term based upon the prominence of these nationally recognized brands and the Company’s history of extending or replacing such supply agreements.  Therefore, the term of each supply agreement, for purposes of a recognition period, anticipates that extensions or replacements will occur and that the agreements will remain in force over the 36 month recognition period.

2.                                      New store funds are provided by a supplier with the expectation that the investment will be recovered through the Company’s purchase of the supplier’s products.  One supply agreement expressly states a 36 month period is required to fully earn new store funds and requires that the Company repay any unearned portion if the supply agreement is terminated by the Company.  The new store funds collected from the referenced supplier comprised approximately 33% of new store funds collected during both Fiscal 2011 (ended January 31, 2012) and Fiscal 2012. We believe that the economic considerations are similar for other suppliers that provide new stores funds and that a similar period would be required for the suppliers to recover their respective investments.

The amount of new store funds included in the Company’s results of operations under this recognition policy comprised approximately 6% and 7% of the total amount of vendor incentives that were included as reductions of costs of goods sold for Fiscal 2011 and Fiscal 2012, respectively. By way of illustration, the Company currently receives a total of $60,000 in new store funds from suppliers for each incremental new store at the time of store opening.  On a monthly basis, 1/36th of the new store funds payment (or $1,667) is recognized as a reduction to costs of goods sold beginning with the first period of new store operations.

Note 5.  Notes Payable and Long-term Debt, page 87

4.                                                              We note that you amended your secured term loan and revolving credit facility during November 2012 to, among other things, increase interest rates, extend maturity dates, and increase the revolving loan commitment.  Please tell us in sufficient detail how your accounting treatment for this amendment complied with authoritative accounting guidance, such as ASC 470-50-40.  Explain how you determined, if true, that the amendment did not qualify for extinguishment accounting.  In doing so, provide us with your calculations demonstrating that the present values of the cash flows under the new debt instruments were not at least 10% different from the present value of the remaining cash flows under the terms of the original instruments.  Also tell us your treatment of fees paid to creditors and third parties under this amendment and how you segregate your credit facility fees, if at all, between the term loan and the revolver.

Response:     The Company applied the accounting guidance of ASC 470-50-40 in its evaluation of whether the amendment of its senior credit facility (“2012 Senior Credit Facility”) on November 5, 2012 was an extinguishment or modification for accounting purposes.  Following are the calculations that illustrate that the present value of the cash flows of the term facility under the 2012 Senior Credit

Facility were not at least 10% different from the present value of the remaining cash flows under the terms of the original credit facility.

		Undiscounted		Present Value Factor (3)			Discounted
		Original	Modified				Original	Modified
		Term Loan	Term Loan	Days Post	Convert	PV Factor	Term Loan	Term Loan
Cash Flow Item (1)	Date	Cash Flows	Cash Flows	Amendment	to Years	at 2.47%	Cash Flows	Cash Flows
		(a)	(b)			(c)	(a) x (c)	(b) x (c)
Amendment fees (2)	11/5/2012	$—	$226,381	—	—	1.00000	$—	$226,381
Extension fees (2)	11/5/2012	—	300,306	—	—	1.00000	—	300,306
Loan facilitor fees (2)	11/5/2012	—	340,992	—	—	1.00000	—	340,992
Interest	1/1/2013	782,964	1,179,201	57	0.158	0.99614	779,945	1,174,655
Principal	1/29/2013	526,471	526,471	85	0.236	0.99426	523,446	523,446
Interest	4/2/2013	1,247,720	1,879,157	148	0.411	0.99002	1,235,267	1,860,402
Principal	4/30/2013	526,471	526,471	176	0.489	0.98814	520,228	520,228
Interest	7/2/2013	1,244,433	1,874,207	239	0.664	0.98393	1,224,437	1,844,091
Principal	7/30/2013	526,471	526,471	267	0.742	0.98207	517,029	517,029
Interest	10/1/2013	1,241,146	1,869,256	330	0.917	0.97788	1,213,694	1,827,911
Principal	10/29/2013	526,471	526,471	358	0.994	0.97603	513,850	513,850
Interest	12/31/2013	1,237,859	1,864,306	421	1.169	0.97187	1,203,037	1,811,861
Interest	1/18/2014	244,651	—	439	1.219	0.97068	237,479	—
Principal	1/18/2014	198,098,083	—	439	1.219	0.97068	192,290,638	—
Principal	1/28/2014	—	526,471	449	1.247	0.97003	—	510,691
Interest	4/1/2014	—	1,859,355	512	1.422	0.96589	—	1,795,938
Principal	4/29/2014	—	526,471	540	1.500	0.96406	—	507,550
Interest	7/1/2014	—	1,854,404	603	1.675	0.95995	—	1,780,143
Principal	7/29/2014	—	526,471	631	1.753	0.95813	—	504,430
Interest	9/30/2014	—	1,849,454	694	1.928	0.95405	—	1,764,474
Principal	10/28/2014	—	526,471	722	2.006	0.95224	—	501,328
Interest	12/30/2014	—	1,844,503	785	2.181	0.94819	—	1,748,931
Principal	2/3/2015	—	526,471	820	2.278	0.94594	—	498,009
Interest	3/31/2015	—	1,839,933	876	2.433	0.94236	—	1,733,871
Principal	4/28/2015	—	526,471	904	2.511	0.94057	—	495,182
Interest	6/30/2015	—	1,834,602	967	2.686	0.93656	—	1,718,216
Principal	7/28/2015	—	526,471	995	2.764	0.93479	—	492,137
Interest	9/29/2015	—	1,829,652	1,058	2.939	0.93080	—	1,703,044
Principal	11/3/2015	—	526,471	1,093	3.036	0.92860	—	488,879
Interest	12/29/2015	—	1,825,082	1,149	3.192	0.92508	—	1,688,345
Interest	1/18/2016	—	400,698	1,169	3.247	0.92383	—	370,175
Principal	1/18/2016	—	193,886,316	1,169	3.247	0.92383	—	179,117,163
Total Cash Flows (4)		$206,202,739	$224,007,777				$200,259,051	$208,879,659

Notes to calculation

(1)             Pursuant to ASC 470-50-55-2, principal and interest cash flows are included for only the term debt holders that elected to accept the modified terms of the 2012 Senior Credit Facility with respect to the extension of the maturity date and revision of the interest rate.

(2)             Creditor fees consist of amendment and extension fees that were assessed on the term portion of the facility (as a percentage of the outstanding borrowings) and the portion of the facilitator fee charged by the loan administrator (also a member of the loan syndicate) that was allocated to the term portion of the facility as described below.

(3)             Cash flows were discounted based on the interest rate of the original credit facility of LIBOR+225 basis points.  LIBOR was based on the rate of 22 basis points in effect on outstanding term borrowings on November 5, 2012, resulting in a total interest rate of 2.47%.

(4)             The difference in discounted cash flows is $8,620,608, or 4.304%, which supports the conclusion that the amendment was not an extinguishment.

The amendment increased the commitments under the revolving portion of the senior credit facility from $35 million to $100 million and extended the maturity date for two years.  The fees paid to the creditor and any third-party costs were accounted for in accordance in ASC 470-50-40-21 as further described below.

Fees paid by the Company to the creditors in connection with the amendment, consisting of amendment, extension and origination on new revolver commitment fees were attributed to the term and revolver portions of the 2012 Senior Credit Facility based upon the nature of the fees.  The facilitator fee was allocated between the term and revolver portions of the 2012 Senior Credit Facility based upon the relative amount of total extended term borrowings to the amended revolver borrowing capacity.  The fees paid to the creditors, as attributed to the term and revolver portions of the 2012 Senior Credit Facility, were deferred and are being amortized to interest expense over the remaining terms of the facilities, respectively.

Fees paid to third parties in connection with the amendment, such as legal fees, were allocated between the term and revolving portions of the 2012 Senior Credit Facility based upon the relative amount of total extended term borrowings to the amended revolver borrowing capacity.  The third-party fees allocated to the term portion were expensed as incurred.  The third-party fees allocated to the revolver portion were deferred and are being amortized over the remaining extended term of the revolver facility.

5.                                                              We note your disclosure on page 115 that the 2012 Senior Credit Facility of your indirect subsidiary contains provisions where the subsidiary if prohibited from distributing dividends to you or your other subsidiaries.  We note a similar disclosure within Note 9 on page 94.  Pursuant to Rule 4-08(e)(3)(ii) of Regulation S-X, please disclose the amount of restricted net assets of your subsidiaries as of the end of the most recently completed fiscal year.

Response:     As a holding company, the ability of the Company to pay dividends is limited by its ability to receive dividends or distributions from its subsidiaries.  The 2012 Senior Credit Facility imposes restrictions on the borrower and its subsidiary guarantors, all indirect, wholly owned subsidiaries of the Company, with respect to the payment of dividends.  For the fiscal year ended January 29, 2013, restricted net assets of the borrower and its subsidiary guarantors, on a consolidated basis, totaled $253.4 million.  We will include the disclosure pursuant to Rule 4-08(e)(ii) of Regulation S-X in our future filings.  In addition, we note that the Company (in reference to the parent company only) has no obligations for which a source of funds would be required for settlement, as shown in the stand-alone financial statements of the Company in Schedule I to the Consolidated Financial Statements included in our Annual Report on Form 10-K for Fiscal 2012.

Note 6.  Income Taxes, page 89

6.                                                              We note that you recognized the tax-basis amortization benefit of your Mattress Firm indefinite-lived tradename as a $7.3 million reduction of the tradename’s carrying value during fiscal 2012.  We also note that the future tax-basis amortization benefits will continue to be recorded as reductions of the intangible’s carrying value.  Please tell us the specific guidance you relied upon in determining your accounting treatment.

Response:     In connection with the recapitalization that occurred on January 18, 2007, whereby affiliates of J.W. Childs indirectly acquired the majority interest in the Company’s common stock (the “Acquisition”), the transaction was treated as an acquisition for financial reporting purposes in accordance with the guidance of Statement of Financial Accounting Standards No. 141 (“SFAS 141”) Business Combinations and Statement of Financial Accounting Standards No. 109 (“SFAS 109”) Accounting for Income Taxes.  Accordingly, the Company allocated the purchase price to its assets and liabilities in accordance with SFAS 141 and SFAS 109.  The Company retained its pre-existing tax bases in assets and liabilities in connection with Acquisition.  The allocation of purchase price to the Company’s franchise entity included an allocation of value to the Mattress Firm indefinite-lived tradename intangible asset, for which there was no tax basis.  Furthermore, the Company retained a significant tax basis in goodwill arising from the Company’s acquisition of the franchise entity in a previous transaction, for which no related book basis was assigned in the Acquisition.  Pursuant to Paragraph 262 of SFAS 109, no deferred taxes were recognized in connection with the Acquisition for the excess of the basis in tax deductible goodwill of the franchise entity over the book basis, and future recognition of tax benefits, when such benefits are realized on the tax return, are applied first to reduce to zero the goodwill related to that acquisition, second to reduce to zero other noncurrent intangible assets related to that acquisition, and third to reduce income tax expense.  During Fiscal 2012, the tax benefit from the amortization of tax deductible goodwill, which had been suspended in prior year net operating losses, was realized with the utilization of the net operating loss carryforwards, creating a cash tax benefit.  In adherence with FAS 109, because there was no book goodwill associated with the franchise entity in the Acquisition, the tax benefit realized in Fiscal 2012 in the amount of $7.3 million was recorded as a direct reduction of the carrying value of the Company’s indefinite-lived tradename intangible asset.  The remaining basis of tax deductible goodwill was $2.7 million at the end of Fiscal 2012 and the realization of future tax benefits will be recognized as direct reductions of the carrying value of the Company’s indefinite-lived tradename intangible asset.

Form 10-Q for the Quarterly Period Ended April 30, 2013

Note 1.  Business and Basis of Presentation, page 7

7.                                                              We note that you are in the process of implementing a new inventory accounting system, and you will replace the FIFO cost flow method used by your legacy system with the weighted average cost flow method used by the new ERP system.  You disclose that the effects of adopting the weighted average cost method are not material to your financial statements and, therefore, you have not retrospectively applied the change to prior periods.  Please demonstrate to us that this change in accounting principle has an immaterial impact on your historical financial statements.  Also tell us how you considered the guidance in SAB Topic 5:F to reflect the cumulative impact of this change in the current period’s statement of operations.

Response:     The Company is in the process of implementing a new enterprise resource planning system (“new ERP system”) that provides sales tracking, inventory management, financial reporting and warehouse management capabilities to enhance functionality and to support the Company’s growth strategy. The new ERP system utilizes the weighted average cost flow (“WAC”) method for determining inventory cost and, as the new system is implemented across the Company’s markets, will replace the First-In, First-Out cost flow (“FIFO”) method utilized by the Company’s legacy system.  As of April 30, 2013, approximately 23% of the Company’s total inventory carrying value was accounted for under the WAC method and that percentage will continue to increase throughout the implementation phase until the new ERP system is fully implemented in all markets, which is expected to occur by the end of Fiscal 2014 (ending February 3, 2015). The new ERP system does not support the FIFO method.  Based upon the immateriality of the differences between the carrying value of inventory on the WAC and FIFO methods, as illustrated below, inventory has been and will continue to be converted to the new ERP system based on the existing average cost per item as derived from the FIFO method of the legacy system.  As a result, there is no change in the carrying value of inventories at the time of conversion.  Prospectively, after conversion, inventory costs are based upon the cost-flow assumptions of the WAC method.

The Company considered ASC 250-10-45 in evaluating this change in accounting and the requirement to apply such a change through retrospective application unless it is impracticable to do so.  The nature of the Company’s business lends itself to a high level analysis that provides strong support to the premise that the difference between the WAC and FIFO methods is immaterial to the Company’s consolidated financial statements.  This premise is based upon certain characteristics inherent in the Company’s business that naturally minimize the effect of the differences in the WAC and FIFO methods, including the ability to hold low inventories relative to sales levels (resulting in high inventory turnover), continuous product replenishment (that would result in an updated WAC value with each purchase transaction), the relatively short life cycles of most mattress products (since manufacturers will frequently introduce new models to replace existing models) and, most importantly, the infrequency of vendor price changes during the life cycle of the majority of products that are carried.  While the manufacturers incur changes in their input costs from time-to-time that affect the costs of the products the Company purchases, such changes are most often effected through the introduction of new product lines.

To illustrate, below is a simple hypothetical analysis that demonstrates the similarities of the inventory values derived under the WAC and FIFO methods in an example where a 10% cost increase occurs mid-year, inventory turns quickly (8.2 times in this example) and purchases and sales occur consistently, resulting in frequent WAC recalculations.

	Purchases			COGS			Inventory Value - WAC			Inventory Value - FIFO
	Units	Price	Value	Units	Price	Value	Units	Per Unit	Value	Units	Per Unit	Value
Beginning							1,000	$400.00	$400,000	—	$—	$—
P1	917	$400	$366,667	(871)	$400	$(348,333)	1,046	400.00	418,333	—	—	—
P2	917	400	366,667	(871)	400	(348,333)	1,092	400.00	436,667	—	—	—
P3	917	400	366,667	(871)	400	(348,333)	1,138	400.00	455,000	—	—	—
P4	917	400	366,667	(871)	400	(348,333)	1,183	400.00	473,333	—	—	—
P5	917	400	366,667	(871)	400	(348,333)	1,229	400.00	491,667	—	—	—
P6	917	400	366,667	(871)	400	(348,333)	1,275	400.00	510,000	—	—	—
P7	917	440	403,333	(871)	400	(348,333)	1,321	427.76	565,000	—	—	—
P8	917	440	403,333	(871)	428	(372,508)	1,367	435.97	595,825	—	—	—
P9	917	440	403,333	(871)	436	(379,657)	1,413	438.59	619,502	—	—	—
P10	917	440	403,333	(871)	439	(381,935)	1,458	439.47	640,900	—	—	—
P11	917	440	403,333	(871)	439	(382,709)	1,504	439.79	661,525	633	440.00	278,667
P12	917	440	403,333	(871)	440	(382,988)	1,550	439.92	681,870	917	440.00	403,333
Ending	11,000	$420	$4,620,000	(10,450)	$415	$(4,338,130)	1,550	$439.92	$681,870	1,550	$440.00	$682,000

In this illustration, the ending inventory values between the WAC and FIFO methods of $681,870 and $682,000, respectively, differ by $130 or 0.02%.

As a result of the characteristics of the Company’s business as described above, it is possible to perform a high level analysis using a subset of the Company’s operations to provide substantive support to the premise that the carrying values of inventory under the WAC and FIFO methods do not result in a material difference.  The Company performed this analysis by isolating beginning and ending inventory information and the summarized purchase and sales activity for the queen-size mattress SKUs for Fiscal 2012 for one of the Company’s major markets that followed the FIFO method throughout the year.  The major market comprised approximately 10% of the Company’s total inventory value at the beginning and end of Fiscal 2012 and approximately 13% of sales for Fiscal 2012.  The mix of products sold in this major market is representative of the Company’s total business since the same basic product offering is consistent throughout all of the markets in which the Company operates.  Isolating the analysis to queen-size products was considered reasonable and representative of the total inventory based on (i) queen-size products comprise more than 43% of total mattress unit sales and (ii) cost changes, when they occur, are typically made across all size categories in relation to the amount of raw materials contained in each product.

The Company then calculated an estimate of the comparable WAC value for these products and compared the results to the FIFO value.  The Company is supplementally furnishing the Staff with the analysis conducted for this major market.  The results of the analysis highlight the inherent characteristics noted above.  Overall mattress inventory turnover was 16.3 times during Fiscal 2012.  Of the mattress models offered for sale at the beginning of the year, 32 models were discontinued and replaced with new models during Fiscal 2012.  Finally, the analysis indicates that the estimated total WAC value of inventory differs from the FIFO value by $911 or 0.08%.  The results of the analysis, if extrapolated to the entire inventory carrying value at the end of Fiscal 2012, would total $50,655.

The Company typically offers for sale 50 to 60 mattress models, which comprise approximately 91% of annual revenues (accessories and delivery fees comprise approximately 6% and 3%, respectively) and the vast majority of inventory value.  The product line-up is relatively consistent throughout each of the Company’s markets, with few deviations.  Therefore, the Company believes it is reasonable to conclude that the results from the above analysis relating to one of its major markets would extend to all inventory locations and to earlier periods and is sufficient evidence on which to base our conclusion that the difference between the FIFO and WAC methods is not material to the Company’s financial statements for any of the periods that would be included in a retrospective application of the change in accounting method.  Furthermore, based on the implementation process of the new ERP system described above, whereby the existing FIFO method cost serves as the base from which future WAC method values will arise, there is no cumulative effect at the time of conversion from the FIFO method to the WAC method that would be recorded in current year earnings pursuant to SAB Topic 5:F.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have questions regarding the foregoing, please contact me at 713-651-2083.

Sincerely,

/s/ Jim R. Black
Jim R. Black

Executive Vice President and Chief Financial Officer